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03014848

SECURITIES ... SION
Washington, D.C. 20549

RECEIVED MAR 0 4 2003 MAIL PROCESSING SECTION WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BGB SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 North Glebe Road, Suite 1040
(No. and Street)

Arlington, VA 22201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S. Berno (703) 528-7788
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bish & Haffey, P.C.
(Name — if individual, state last, first, middle name)

50 South Pickett Street, Suite 200, Alexandria, VA 22304
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul Gambal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BGB SECURITIES, INC., as of DECEMBER 31, ~~19~~x2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

City/County of ARLINGTON
Commonwealth/State of VIRGINIA
Sworn to and subscribed before me this 28th day of February 2002. Witness my hand and official seal.
______________, Notary Public
My Commission Expires July 31, 2005
(Print your expiration date above)

Notary Public

P. Gambal
Signature

SECRETARY
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNO, GAMBAL & BARBEE, INC.

REPORT AND FINANCIAL STATEMENTS

DECEMBER 31, 2002

BISH & HAFFEY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
50 SOUTH PICKETT STREET
SUITE 200
ALEXANDRIA, VA 22304

Bish & Haffey

A Professional Corporation
Certified Public Accountants
50 South Pickett Street
Suite 200
Alexandria, VA 22304
(703) 751-3800

Independent Auditor's Report

January 27, 2003

Board of Directors
Berno, Gambal & Barbee, Inc.

We have audited the accompanying consolidating statement of financial condition of Berno, Gambal & Barbee, Inc. and affiliates as of December 31, 2002, and the related consolidating statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidating financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidating financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidating financial statements referred to above present fairly, in all material respects, the financial position of Berno, Gambal & Barbee, Inc. and affiliates at December 31, 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bird & Haffey, PC

BERNO, GAMBAL & BARBEE, INC.

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

	Berno, Gambal & Barbee, Inc.	BGB Securities, Inc.	BGB Fund Services, Inc	Eliminating Entries	Total
Current assets					
Cash	$ (68)	$ 120 163	$ 20 158		$ 140 253
Investments (Note10)	109 880	137 437			247 317
Receivable from clearing organization (Note 3)		162 415			162 415
Receivable from Parent Company		145 519		$ (145 519)	
Other receivables (Note 9)	52 596				52 596
Prepaid expenses	15 954				15 954
Total current assets	178 362	565 534	20 158	(145 519)	618 535
Non-current assets					
Investment in Subsidiary	403 120			(403 120)	
Investments (Note10)	82 765				82 765
Furniture and equipment, net of accumulated depreciation of $55,709 (Note 2)	3 488				3 488
Leasehold improvements, net of amortization of $1,640 (Note 2)	16 462				16 462
Software, net of amortization of $40,440 (Note 2)	3 971				3 971
Organization costs, net of accumulated amortization of $193 (Note 2)		96			96
Deposits	3 536				3 536
Total non-current assets	513 342	96		(403 120)	110 318
Total assets	$ 691 704	$ 565 630	$ 20 158	$ (548 639)	$ 728 853

LIABILITIES AND STOCKHOLDERS' EQUITY

	Berno, Gambal & Barbee, Inc.	BGB Securities, Inc.	BGB Fund Services, Inc	Eliminating Entries	Total
Current liabilities					
Accounts payable and accrued expenses	$ 65 754	$ 6 864			$ 72 618
Payable to Subsidiary	145 519			$ (145 519)	
Deferred income tax liability (Note 6)	(4 456)	19 546			15 090
Payable to contractor (Note 8)		92 376			92 376
Total current liabilities	206 817	118 786		(145 519)	180 084
Stockholders' equity					
Common stock, no par value, 3,000, 1,500 and 1,000 shares authorized, 2,100, 100 and 100 shares issued and outstanding, respectively	191 836				191 836
Additional paid - in capital	12 128	280 174	$ 10 000	(290 174)	12 128
Retained earnings	291 743	102 789	10 158	(112 946)	291 744
Accumulated other comprehensive income (Note 5)	(10 820)	63 881			53 061
Total stockholders' equity	484 887	446 844	20 158	(403 120)	548 769
Total liabilities and stockholders' equity	$ 691 704	$ 565 630	$ 20 158	$ (548 639)	$ 728 853

The accompanying notes are an integral part of the financial statements.

CONSOLIDATING STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

	Berno, Gambal & Barbee, Inc.	BGB Securities, Inc.	BGB Fund Services, Inc	Eliminating Entries	Total
Revenues					
Commissions	$	$ 885 701			$ 885 701
Investment advisory fees	2 332 212				2 332 212
Management and administrative fees	1 305 218		269 167	$ (1 305 218)	269 167
Contractor fees (Note 8)		342 967			342 967
Interest and dividends	32 615	18 898	109		51 622
Realized gain on investments (Note 10)	84 436	92			84 528
Subsidiary's income	52 650			(52 650)	
Other income		25 891			25 891
Total revenues	3 807 131	1 273 549	269 276	(1 357 868)	3 992 088
Expenses					
Salaries and benefits	3 541 861	34 684			3 576 545
Clearance fees		42 541	7 122		49 663
Licenses	7 432	6 189			13 621
Occupancy (Note 7)	68 270		15 010		83 280
Office supplies and expenses	58 153	1 794			59 947
Market quotes service	16 292		25 175		41 467
Professional fees	19 405	175			19 580
Equipment lease	1 300				1 300
Maintenance and repairs	4 684				4 684
Dues and subscriptions	6 315		175		6 490
Miscellaneous fees and charges	3 768	27 896	23 219		54 883
Interest	1 601				1 601
Telephone	11 918				11 918
Insurance	1 804	679			2 483
Contributions	150				150
Travel and entertainment	5 156				5 156
Miscellaneous taxes	6 039				6 039
Investment advisory expenses (Note 12)	24 664				24 664
Management and administrative fees (Note 14)		1 116 801	188 417	(1 305 218)	
Other expense	1 761	240			2 001
Depreciation and amortization	29 310	58			29 368
Total expenses	3 809 883	1 231 057	259 118	(1 305 218)	3 994 840
Net income (loss) before benefit from income taxes	(2 752)	42,492	10 158	(52 650)	(2 752)
Income taxes					
Net income (loss)	$ (2 752)	$ 42,492	$ 10 158	$ (52 650)	$ (2 752)
Other comprehensive income (loss), before tax					
Unrealized gains (loss) on securities:					
Unrealized holding gains (loss) arising during period	$ 16 504	$ 81 433			$ 97 937
Less: reclassification adjustment for gains included in net income	(84 436)	(92)			(84 528)
Other comprehensive income (loss) before tax	(67 932)	81 341			13 409
Income tax expense related to items of other comprehensive income	15,040	(19 127)			(4 087)
Other comprehensive income (loss), net of tax	(52 892)	62 214			9 322
Comprehensive income (loss)	$ (55 644)	$ 104 706	$ 10 158	$ (52 650)	$ 6,570

The accompanying notes are an integral part of the financial statements.

BERNO, GAMBAL & BARBEE, INC.

CONSOLIDATING STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Berno, Gambal & Barbee, Inc.				BGB Securities, Inc.				BGB Fund Services, Inc.				Eliminating Entries	Total			
	Balance at 31-Dec-01	Comprehensive Income 2002 Net of Taxes	Shares Issued 2002	Balance at 31-Dec-02	Balance at 31-Dec-01	Comprehensive Income 2002 Net of Taxes	Shares Issued 2002	Balance at 31-Dec-02	Balance at 31-Dec-01	Comprehensive Income 2002 Net of Taxes	Shares Issued 2002	Balance at 31-Dec-02		Balance at 31-Dec-01	Comprehensive Income 2002 Net of Taxes	Shares Issued 2002	Balance at 31-Dec-0[illegible]
Common Shares	2100			2100	100			100			100	100		2200		100	230[illegible]
Amount	$ 191 836			$ 191 836										$ 191 836			$ 191 83[illegible]
Additional paid-in capital	12 128			12 128	$ 280 174			$ 280 174			$ 10 000	$ 10 000	$ (290 174)	12 128			12 12[illegible]
Retained earnings	294 495	$ (2 752)		291 743	60 297	$ 42 492		102 789		$ 10 158		10 158	(112 946)	294 495	$ (2 751)		291 74[illegible]
Accumulated other Comprehensive Income	42 072	(52 892)		(10 820)	1 667	62 214		63 881						43 739	9 322		53 06[illegible]
Total stockholders' equity	$ 540 531	$ (55 644)	$	$ 484 887	342 138	$ 104 706	$	$ 446 844		$ 10 158	$ 10 000	$ 20 158	$ (403 120)	$ 542 198	$ 6 571		$ 548 76[illegible]

The accompanying notes are an integral part of the financial statements.

BERNO, GAMBAL & BARBEE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net income (loss)	$	(2 752)
Adjustments to reconcile net income (loss) to net cash used for operating activities		
Depreciation and amortization		29 368
Realized (gain) loss on sale of investments		(84 528)
(Increase) decrease in operating assets		
Receivable from clearing organization		(143 233)
Other receivables		(40 155)
Prepaid expenses		(4 072)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses		(124 372)
Payable to contractor		66 985
Income taxes payable		(2 404)
Net cash used for operating activities		(305 163)
Cash flows from investing activities:		
Purchase of investments available for sale		(272 304)
Proceeds from sale of investments available for sale		570 519
Purchase of furniture, equipment, leasehold improvements and software		(42 339)
Net cash provided by investing activities		255 876
Decrease in cash		(49 287)
Cash at January 1		189 540
Cash at December 31	$	140 253
Supplemental disclosures:		
Interest paid	$	1 601
Income taxes paid	$	11 904

The accompanying notes are an integral part of the financial statements.

BERNO, GAMBAL & BARBEE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1 - The Organization

Berno, Gambal & Barbee, Inc. (the Company) is an investment-advisor registered with the Securities and Exchange Commission (SEC). The Company was incorporated in the State of Delaware on June 8, 1994 to provide investment management and security trading services to the public.

On August 5, 1999 BGB Securities (BGBS), a wholly-owned subsidiary, was formed. BGBS is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. On January 16, 2002, BGB Fund Services, Inc. (BGBFS), a wholly-owned subsidiary, was formed. BGBFS provides administrative services for mutual fund companies.

Note 2 - Significant Accounting Policies

Basis of presentation

The Company maintains its accounting records on the modified cash basis of accounting. The accompanying financial statements have been adjusted to reflect the results of operations on the accrual basis of accounting.

Principles of consolidation

The consolidating financial statements include the accounts of BGB Securities, Inc. and BGB Fund Services, Inc., both wholly-owned subsidiaries. All material intercompany transactions have been eliminated.

Commissions

Commissions and related clearing expenses are recorded on a trade basis as securities transactions occur.

Fee income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

Note 2 - Significant Accounting Policies (Continued)

Depreciation

Furniture and equipment are recorded at historical cost and depreciated using accelerated methods prescribed by the Internal Revenue Code over estimated lives of five to seven years. Leasehold improvements are amortized using the straight-line method over 39½ years. Software is amortized using the straight-line method over three years.

The Company's policy is to capitalize all assets costing at least $500 which have a useful life exceeding one year.

Organization costs

Expenses incurred in connection with the formation of BGBS have been capitalized and are being amortized over a period of five years using the straight-line method. Amortization expense for the period ended December 31, 2002 was $58.

Investments

Investments are recorded at their fair market value. All investments are classified as available-for-sale with regards to Financial Accounting Standard #115.

Accounting estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the Statement of Cash Flows, the Company considers all checking, savings and money market funds to be cash equivalents.

BERNO, GAMBAL & BARBEE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 3 - Receivable From and Payable To Clearing Organization

BGBS is an introducing broker. A clearing agreement was entered into by the BGBS with a clearing agent. Either party may terminate the agreement on 30 days written notice. The receivable from the clearing organization at December 31, 2002 consists of commissions receivable.

Note 4 - Net Capital Requirements

BGBS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2002, BGBS had net capital of $129,522 as determined by SEC Rule 15c3-1, which was $79,522 in excess of its required minimum net capital of $50,000.

Note 5 - Comprehensive Income

The Company has adopted FASB 130 "Comprehensive Income". Comprehensive income consists of net income and other comprehensive income which includes unrealized holding gains and losses on available - for - sale securities.

Each component of other comprehensive income is required to be reported net of any tax expense or benefit allocated to it including reclassification adjustments.

The following summarizes the tax amounts for each component of comprehensive income reported on the financial statement:

	BeforeTax Amount	Tax (expense) or Benefit	Net of Tax Amount
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during period	$ 97,937	$ (26,148)	$ 71,789
Less: reclassification adjustment for gains realized in net income	(84,528)	22,061	(62,467)
Net unrealized gains (losses)	13,409	(4,087)	9,322
Other comprehensive income	$ 13,409	$ (4,087)	$ 9,322

Note 6 - Income Taxes

For income tax reporting purposes, a consolidated income tax return will be filed. All tax related items have been allocated to the Company. As of December 31, 2002, the Company owed no federal or state tax liabilities.

The net deferred income tax of $ 15,090 at December 31, 2002 consists of the tax effect of reporting comprehensive income.

In January 2003, management of the Company elected S-corporation status to begin in 2003. The two subsidiaries will remain C-corporations.

Note 7 - Commitments and Contingencies

The Company entered into a lease for its office and parking space, which expires May 31, 2007. There are annual price increases of 3% effective every June 1.

Future minimum lease payments for the lease are as follows:

Year ended December 31,	
2003	$ 94,191
2004	96,803
2005	99,493
2006	102,263
2007	43,097
	$ 435,847

Rent expense under the office and parking space operating lease for the year ended December 31, 2002 was $68,270.

The Company has also entered into agreements with each of the three shareholders to purchase their stock in the event of death, total disability, involuntary withdrawal or voluntary withdrawal. A formula depending on the date and/or timing of the event determines the purchase price of the stock.

Note 8 - Payable to Contractor

BGBS has entered into an agreement with an independent contractor. The contractor is to provide investment advisory services and act as securities registered representative for the general public. BGBS provides the contractor various administrative services, including preparing quarterly invoices for the contractor's clients and placing ticket orders for the contractor.

BERNO, GAMBAL & BARBEE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 8 - Payable to Contractor (Continued)

The contractor's compensation is based solely on investment advisory fees and on commissions from investment transactions made through BGBS. BGBS receives 25% of such fees and the contractor receives 75%, before direct costs are deducted. The agreement continues to be automatically renewed for successive one (1) year periods unless one of the parties notifies the other, in writing, thirty (30) days prior to expiration of the agreement, of its or his intent to terminate the agreement.

For the year ended December 31, 2002, the contractor earned $1,371,869 of fees and commissions, of which BGBS retained $342,967 (25%). This $342,967 represents 9% of BGBS's total revenues in 2002.

As of December 31, 2002, the Company owed the contractor $92,376.

Note 9 – Other Receivables

Other receivables consist of $43,096 of client management fees and $9,500 of income tax refunds receivable at December 31, 2002. All of the receivables are deemed collectible within one year.

Note 10 – Investments

The Company classified all of its investments as available-for-sale. Investments consisted of the following at December 31, 2002.

	Costs	Market Value
Corporate equities	$ 66,951	$ 53,113
Corporate bonds	164,980	168,969
Corporate stock warrants	30,000	108,000
	261,931	330,082
Current	(178,687)	(247,317)
Non-current	$ 83,244	$ 82,765

BERNO, GAMBAL & BARBEE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 12 - Investment Advisory and Custodian Agreements

In 1998, the Company entered into an agreement with an investment company to provide investment management and advisory services. The agreement provides for reimbursement of 1.5% of the investment company's average daily net assets. The Company must absorb the remaining costs it paid on behalf of the investment company.

Beginning in May 2002, the agreement was amended such that BGBFS began earning .25% of the investment company's average daily net assets as an administration fee and the Company earned 1.20% as an investment management fee. The remaining .05% represented investment company reimbursements to the Company for direct investment company expenses. BGBFS earned $269,167 of fees under this agreement in 2002.

During the period ended December 31, 2002, total expenses of $225,479 were incurred by the Company on behalf of the investment company, consisting mostly of registration, legal and accounting fees. Of the $225,497 costs incurred, $200,833 was reimbursable from the investment company under the agreement. Investment advisory fee income of $1,895,213 is included on the Statement of Income.

Certain officers and directors of the investment company are also officers and directors of the investment advisor.

Note 13 - Fair Value of Financial Instruments

The Company has a number of financial instruments. The Company estimates that the fair value of all financial instruments at December 31, 2002 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheet.

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Note 14 – *Subsidiary Agreements*

The Company has entered into agreements with both of its subsidiaries. The Company provides administrative services to BGBFS including office space, equipment and personnel. In return, of BGBFS pays the Company a fee equal to 70% of the gross revenues of BGBFS for each month. During 2002, BGBFS paid fees totaling $188,417 in connection with this agreement.

The Company has entered into a similar agreement with BGBS. The Company provides administrative and management services to BGBS including office space, equipment, personnel and securities quote and information services. In return, BGBS pays the Company management fees equal to 30% of BGBS gross commissions and trading revenues, as well as an administrative fee equal to 20% of BGBS gross commissions and trading revenues. During 2002, BGBS paid fees totaling $1,116,801 in connection with this agreement.

The rates in all of the above mentioned agreements are reviewed annually and may be adjusted if mutually agreed to by both parties. The amounts related to these agreements have been eliminated in the consolidating Statement of Income and Comprehensive Income.

BGB SECURITIES, INC.

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

FOR A BROKER-DEALER CLAIMING AN EXEMPTION

FROM SEC RULE 15c3-3

FOR THE YEARS ENDED DECEMBER 31, 2002

BISH & HAFFEY

A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

50 SOUTH PICKETT STREET

SUITE 200

ALEXANDRIA, VA 22304

Bish & Haffey
A Professional Corporation
Certified Public Accountants
50 South Pickett Street
Suite 200
Alexandria, VA 22304
(703) 751-3800

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

January 27, 2003

Board of Directors
BGB Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BGB Securities, Inc. (the "Subsidiary"), as part of the consolidated financial statements of Berno, Gambal and Barbee, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Subsidiary including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Subsidiary in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Subsidiary does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Subsidiary is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Subsidiary has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Subsidiary's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bier & Haffey, PC

SCHEDULE 1

BGB SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Beginning ownership equity	$	340 471
Net income		42 492
Additions to Capital		
Ownership equity December 31		382 963
Deductions and other charges:		
Nonallowable assets		
Fees receivable from parent company		145 519
Furniture and equipment, net		
Leasehold improvements, net		
Software, net		
Organization costs, net		96
Deferred tax benefit		
Deposits		
Prepaid expenses		
Total deductions and other charges		145 615
Net capital before haircuts on securities positions		237 348
Haircuts on securities		
Corporate bonds		4 416
Corporate stocks warrants		103 410
Total haircuts		107 826
Net capital	$	129 522
Aggregate indebtedness		
Payable to contractor	$	92 376
Accounts payable and accrued expenses		
Income taxes payable		
Total aggregate indebtedness	$	92 376
Computation of basic net capital requirement		
Minimum net capital required	$	50 000
Excess net capital	$	79 522
Excess net capital at 1,000%	$	120 284
Ratio of aggregate indebtedness to net capital		71%
Reconciliation to Computation included in Part II of Form X-17A-5 as of December 31		
Net capital, as reported in Company's Part II (unaudited)		
FOCUS report	$	286 225
Warrant haircut adjustment		(87 210)
Net audit adjustments		(69 493)
Net capital per above	$	129 522